QuickLinks -- Click here to rapidly navigate through this document

Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933, as Amended

        Subject Company: Klamath First Bancorp, Inc.
Commission File No. 0-26556

August 6, 2003

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling Financial Corporation ("Sterling") and Klamath First Bancorp, Inc. ("Klamath"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's and Klamath's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and Klamath and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sterling and Klamath may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Sterling or Klamath may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sterling's and Klamath's markets may increase significantly and could adversely affect operations; and (10) an economic slowdown, either nationally or in the market in which Sterling does business, could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sterling's and Klamath's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Sterling can be obtained, without charge, by directing a request to Sterling Financial Corporation, 111 North Wall Street, Spokane, Washington 99201, Attn: Heidi B. Stanley, telephone (509) 358-6160. In addition, documents filed with the SEC by Klamath can be obtained, without charge, by directing a request to Klamath First Bancorp, Inc., 540 Main Street, Klamath Falls, Oregon 97601, Attn: Craig M. Moore, Corporate Secretary, telephone (541) 882-3444.

        Sterling and Klamath caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sterling or Klamath or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Sterling and Klamath do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Sterling's and Klamath's shareholders for their consideration. Sterling and Klamath will file a registration statement, a joint prospectus/proxy statement and other relevant documents concerning the proposed transaction with the SEC.

        SHAREHOLDERS OF STERLING AND KLAMATH ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents containing information about Sterling and Klamath when they become available on the SEC's Internet site at (http://www.sec.gov).

        Sterling and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the Merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in Sterling's proxy statement, dated March 21, 2003, for Sterling's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        Klamath and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Klamath in connection with the Merger. Information about the directors and executive officers of Klamath and their ownership of Klamath common stock is set forth in Klamath's proxy statement, dated December 27, 2002, for Klamath's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        * * *

        THE FOLLOWING IS A LIST OF THE 20 FINANCIAL INSTITUTION HOLDING COMPANIES THAT COMPRISE THE "INDEX GROUP" AS THAT TERM IS DEFINED IN SECTION 8.1(h) OF THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 14, 2003, BETWEEN STERLING FINANCIAL CORPORATION AND KLAMATH FIRST BANCORP, INC., WHICH AGREEMENT WAS FILED WITH STERLING'S REPORT ON FORM 8-K DATED JULY 15, 2003.

APPENDIX A

INDEX GROUP

Using 6/13/03 Prices to Determine Index Weighting

Company	Ticker	Mkt Cap	Weighting	Price	Initial Index Price
Washington Federal, Inc.	WFSL	1,624.00	12.78%	23.34	$2.98
Westamerica Bancorporation	WABC	1,417.63	11.15%	43.08	$4.80
Pacific Capital Bancorp	PCBC	1,201.31	9.45%	34.93	$3.30
Fremont General Corporation	FMT	1,061.03	8.35%	14.01	$1.17
Greater Bay Bancorp	GBBK	1,056.71	8.31%	20.41	$1.70
Silicon Valley Bancshares	SIVB	1,011.13	7.95%	26.01	$2.07
FirstFed Financial Corp.	FED	581.30	4.57%	34.25	$1.57
Umpqua Holdings Corp.	UMPQ	532.79	4.19%	18.87	$0.79
Frontier Financial Corporation	FTBK	523.81	4.12%	28.31	$1.17
Glacier Bancorp, Inc.	GBCI	484.21	3.81%	25.16	$0.96
First Community Bancorp	FCBP	470.62	3.70%	30.65	$1.13
Mid-State Bancshares	MDST	446.27	3.51%	19.00	$0.67
PFF Bancorp, Inc.	PFB	436.66	3.44%	37.10	$1.27
First Republic Bank	FRC	388.81	3.06%	26.75	$0.82
West Coast Bancorp	WCBO	265.03	2.08%	17.49	$0.36
Quaker City Bancorp, Inc.	QCBC	260.75	2.05%	41.00	$0.84
Hawthorne Financial Corporation	HTHR	257.62	2.03%	33.54	$0.68
Columbia Banking System, Inc.	COLB	239.69	1.89%	17.98	$0.34
ITLA Capital Corporation	ITLA	226.31	1.78%	39.16	$0.70
Banner Corporation	BANR	225.82	1.78%	19.90	$0.35

		12,711.50			$27.67

QuickLinks

APPENDIX A INDEX GROUP Using 6/13/03 Prices to Determine Index Weighting